EXHIBIT (d)(1)

FOR IMMEDIATE RELEASE
March 7, 2002

Contact:          Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  44 Brattle Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

                   EQUITY RESOURCE LEXINGTON FUND LP ANNOUNCES
           EXTENSION OF OFFER TO PURCHASE LP UNITS OF NANTUCKET ISLAND
                         ASSOCIATES LIMITED PARTNERSHIP

         Cambridge, Massachusetts, MARCH 7, 2002--Equity Resource Lexington Fund Limited Partnership announced that it is extending its offer to purchase 158 units of limited partnership interests, or LP Units, in Nantucket Island Associates Limited Partnership, a Massachusetts limited partnership, for $7,500 per unit in cash, until 12:00 midnight, Eastern time, on Thursday, March 21, 2002. The terms of the extended offer are identical to the terms of the original offer made to holders of LP Units on February 8, 2002.